Exhibit 99.1

GoldMining Commences 2026 Exploration Program at its
São Jorge Project, Brazil

Vancouver, British Columbia – March 30, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (the "Company" or "GoldMining") is pleased to announce that it has commenced an exploration-focused drill program on the Company’s 100%-owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district, Pará State, Brazil.

Highlights:

●	Systematic drilling to follow up on high-priority targets generated through 2025 exploration in close proximity to the existing São Jorge mineral resource (the "Deposit")
●	Two-rig, 8,000-metre drilling program currently underway, fully funded and actively turning on site
●	Testing new zones of potential bedrock mineralization at high priority geochemical and geophysical targets
●	Targets include William South, located within 2 km of the Deposit with initial drill results (as reported on January 6, 2026) highlighted by:
o	12 m ("m") at 2.38 grams per tonne ("g/t") gold ("Au") from 13 m depth, including 1 m at 22 g/t Au (SJRC-048-25)
o	4 m at 1.11 g/t Au from 46 m depth (SJRC-049-25)
o	1 m at 1.23 g/t Au from 16 m depth (SJRC-047-25)
o	Large untested Induced Polarity ("IP") chargeability anomaly
●	Significant expansion of existing geophysical coverage with an ongoing IP survey covering 49 line-kilometres to the east of the Deposit
●

Emerging and expanding mineral system defined by a 12 km by 7 km footprint of elevated surface geochemical anomalies surrounding the Deposit, highlighting the broader exploration potential of the Project

Alastair Still, President and Chief Executive Officer of GoldMining, commented: “This drill program marks a pivotal step in our 2026 exploration strategy at São Jorge. We are exploring in the prolific Tapajós gold district with an estimated 30 million ounces of historical surficial gold production, and our recent targeting work has outlined some of the most robust and continuous gold anomalies we’ve seen on our 46,485-hectare property. We already have excellent infrastructure in place, including grid power, highway access, and a fully operational 50-person camp, so more of our dollars can go directly towards potentially expanding our mineral resource estimate.”

Qualified Person

Tim Smith, Vice President Exploration of GoldMining, has supervised the preparation of, and verified and approved all scientific and technical information herein this news release. Mr. Smith is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to its proposed exploration program and statements respecting the Company’s strategy and business plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.